

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

Via Email
Mr. David W. Fann
Chief Executive Officer
Solar Energy Initiatives, Inc.
119 Milliken Drive
Kingstree, South Carolina 29556

> **Re:** **Solar Energy Initiatives, Inc**.
> **Form 10-K for the Fiscal Year Ended July 31, 2011**
> **Filed November 15, 2011**
> **Form 10-K for the Fiscal Year Ended July 31, 2010**
> **Filed November 15, 2010**
> **File No. 333-148155**

Dear Mr. Fann:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief